Exhibit (d)(3)

EXECUTION VERSION

LIMITED GUARANTEE

This Limited Guarantee (this “Guarantee”) is made as of August 29, 2020, by The Veritas Capital Fund VI, L.P., a Delaware limited partnership (the “Guarantor”), in favor of Rosetta Stone Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Agreement (as defined below).

WHEREAS, reference is made to that certain Agreement and Plan of Merger (as amended from time to time, the “Agreement”), dated as of the date hereof, by and among Cambium Holding Corp., a Delaware corporation (“Parent”), Empower Merger Sub Inc., a Delaware corporation (“Acquisition Sub”) and the Company.

NOW, THEREFORE, as an inducement to the Company to enter into the Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the Guarantor undertakes and agrees for the benefit of the Company as follows:

1. The Guarantor hereby absolutely, unconditionally and irrevocably guarantees (subject to the Cap (as defined below)) the due and punctual payment to the Company of (a) the Parent Termination Fee, if and when due and payable pursuant to Section 7.4(a) of the Agreement, including interest (if any) on the Parent Termination Fee pursuant to Section 7.4(c), and (b) Parent’s reimbursement and/or indemnification obligations expressly set forth in Section 5.7(f) of the Agreement (the obligations set forth in clauses (a) and (b) above, each, an “Obligation” and, collectively, the “Obligations”). Notwithstanding any of the terms or conditions of this Guarantee: (i) under no circumstance shall the maximum liability of the Guarantor to the Company under this Guarantee exceed, in the aggregate, an amount equal to $56,415,734 (the “Cap”) for any reason (it being understood that this Guarantee may not be enforced without giving effect to the Cap, and Sections 7 and 13 below); (ii) this Guarantee may only be enforced for the payment of money (subject to the Cap), and under no circumstances shall the Guarantor be liable under the Agreement, this Guarantee, or any of the transactions contemplated thereby or hereby for special, incidental, consequential, exemplary or punitive damages; (iii) in no event shall the Guarantor be required to pay an amount in the aggregate in excess of the Cap to any Person pursuant to, under, or in respect of this Guarantee; and (iv) the Guarantor shall not have any obligation or liability to any Person under or arising out of the Agreement, this Guarantee or any of the transactions contemplated thereby or hereby, other than as expressly set forth herein or in the Equity Commitment Letter. If not paid by Parent, the Guarantor shall make prompt payment (in any event, no later than ten Business Days after written demand by the Company therefor) to the Company of the amount (subject to the Cap) of the Obligations, if and when such amount is due under the terms of the Agreement. In furtherance of the foregoing, but subject to Section 2 below, the Guarantor acknowledges that this Guarantee is one of payment, not collection, and that the Company may, in its sole discretion, bring and prosecute a separate action or actions against the Guarantor for the full amount (subject to the Cap) of the Obligations, regardless of whether action is brought against Parent or Acquisition Sub or whether Parent, Acquisition Sub or any other Person is joined in any such action or actions.

2. Notwithstanding anything to the contrary contained in this Guarantee but subject to Section 9, the Company agrees that, to the extent Parent and Acquisition Sub are relieved of all or any portion of the Obligations by the complete and indefeasible satisfaction thereof or pursuant to any written agreement with the Company entered into prior to the Closing (any amount so satisfied or relieved, the “Reduction Amount”), the Cap shall be reduced by an amount equal to the Reduction Amount.

3. The Guarantor represents and warrants to the Company that:

(a) The Guarantor is a limited partnership, validly existing and in good standing under the laws of the State of Delaware, and has all requisite power and authority necessary to execute and deliver this Guarantee, and to perform its obligations hereunder. The execution, delivery and performance by the Guarantor of this Guarantee have been approved by the requisite limited partnership action, and no other action on the part of the Guarantor is necessary to authorize the execution, delivery and performance by the Guarantor of this Guarantee.

(b) This Guarantee has been duly executed and delivered by the Guarantor and, assuming due authorization, execution and delivery of this Guarantee by the Company, constitutes legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms, subject to applicable bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium and similar laws now or hereafter in effect relating to or affecting creditors’ rights and remedies generally and to general principles of equity. Neither the execution and delivery of this Guarantee by the Guarantor nor performance by the Guarantor of its obligations pursuant to this Guarantee will (i) conflict with or violate any provision of the organizational documents of the Guarantor, (ii) violate, in any material respect, any law, rule, regulation, judgment, writ, stipulation or injunction of any Governmental Entity applicable to the Guarantor or (iii) violate or constitute a default under any of the terms, conditions or provisions of any material contract to which the Guarantor is a party.

(c) The Guarantor has the financial capacity and uncalled capital commitments to pay and perform the guaranteed obligations hereunder, and all funds necessary for it to fulfill its obligations hereunder shall be available to it for as long as this Guarantee shall remain in effect. Without limiting the generality of the foregoing the Guarantor has (i) uncalled capital commitments at least equal to the Cap, (ii) the right to call capital from its limited partners (including in a capital call solely to fund commitments under this Guarantee), and (iii) its limited partners or other investors are bound by an enforceable obligation to fund such capital after such a capital call by the Guarantor.

4. The Guarantor agrees that the Obligations shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure or delay on the part of the Company to assert any claim or demand or to enforce any right or remedy against Parent, Acquisition Sub or the Guarantor; (b) the existence of any claim, set-off or other right which the Guarantor may have at any time against Parent, Acquisition Sub or the Company (other than defenses under the Agreement (excluding any claims, set-offs or other rights arising out of, due to, or as a result of, the insolvency or bankruptcy of Parent or Acquisition Sub or the failure of Parent or Acquisition Sub to duly authorize the execution and delivery of the Agreement)), whether in connection with the Obligations or otherwise; (c) any discharge of the Guarantor as a matter of applicable Legal Requirements or equity (other than the discharge (i) of the Guarantor with respect to all, or a portion, of the Obligations as a result of payment of all, or a portion, of the Obligations in accordance with its terms (including as provided in Section 2 above) or as a result of defenses to the payment of the Obligations that would be available to Parent or Acquisition Sub under, or in connection with, the Agreement (excluding any defenses arising out of, due to, or as a result of, the insolvency or bankruptcy of Parent or Acquisition Sub or the failure of Parent or Acquisition Sub to duly authorize the execution and delivery of the Agreement) or (ii) pursuant to the terms of this Guarantee); (d) any release, waiver, forbearance or discharge, in whole or in part, of any obligation of Parent or Acquisition Sub contained in the Agreement (other than (i) as provided in Section 2 above or (ii) as a result of the defenses to the payment of the payment obligation of Parent or Acquisition Sub available under, or in connection with, the Agreement (excluding any defenses arising out of, due to, or as a result of, the insolvency or bankruptcy of Parent or Acquisition Sub or the failure of Parent or Acquisition Sub to duly authorize the execution and delivery of the Agreement)); (e) any change in the time, place or manner of payment of any of the Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Agreement made in accordance with the terms thereof, provided, that no such change, rescission, waiver, compromise, consolidation, amendment, modification or other agreement shall in any way increase the Cap; (f) the addition, substitution or release of any Person interested in the transactions contemplated by the Agreement; (g) any change in the corporate existence, structure or ownership of the Guarantor, the Company or any other Person; (h) any default by Parent or Acquisition Sub under the Agreement; or (i) the adequacy of any other means the Company may have of obtaining repayment of any of the Obligations.

5. To the fullest extent permitted by applicable Legal Requirements, the Guarantor hereby expressly waives: (a) any and all rights or defenses arising by reason of any applicable Legal Requirement that would otherwise require any election of remedies by the Company (other than any applicable rights and defenses available to Parent or Acquisition Sub under, or in connection with, the Agreement (excluding any rights or defenses arising out of, due to, or as a result of, the insolvency or bankruptcy of Parent or Acquisition Sub or the failure of Parent or Acquisition Sub to duly authorize the execution and delivery of the Agreement)); (b) promptness, diligence, grace, notice of the acceptance of this Guarantee and of the Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the Obligations incurred and all other notices of any kind (other than notices to Parent or Acquisition Sub pursuant to the Agreement), all defenses that may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect or any right to require the marshaling of assets of Parent, Acquisition Sub or any other Person now or hereafter liable with respect to the Obligations or otherwise interested in the transactions contemplated by the Agreement; (c) all suretyship defenses generally (other than defenses to the payment of the Obligations that are available to Parent or Acquisition Sub under the Agreement (excluding any defenses arising out of, due to, or as a result of, the insolvency or bankruptcy of Parent or Acquisition Sub or the failure of Parent or Acquisition Sub to duly authorize the execution and delivery of the Agreement)); and (d) any and all notice of the creation, renewal, extension or accrual of the Obligations and notice of or proof of reliance by the Company upon this Guarantee or acceptance of this Guarantee. The Obligations shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Guarantee, and all dealings between Parent, Acquisition Sub or the Guarantor, on the one hand, and the Company, on the other hand, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Guarantee. The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Agreement and that the waivers set forth in this Guarantee are knowingly made in contemplation of such benefits.

6. When pursuing its rights and remedies hereunder against the Guarantor, the Company shall be under no obligation to pursue such rights and remedies it may have against Parent, Acquisition Sub or any other Person for the Obligations or any right of offset with respect thereto, and any failure by the Company to pursue such other rights or remedies or to collect any payments from Parent, Acquisition Sub or any such other Person or to realize upon or to exercise any such right of offset, and any release by the Company of any such other Person (other than a release of Parent and Acquisition Sub, the treatment of which shall be governed by Section 2 above) or any right of offset, shall not relieve the Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Company.

7. This Guarantee is a continuing Guarantee and shall be binding upon the Guarantor until the complete and indefeasible payment and satisfaction in full (subject to the Cap) of the Obligations. Notwithstanding the foregoing, this Guarantee shall terminate and the Guarantor shall have no further obligations under this Guarantee as of the earlier of (a) the Closing and (b) the six-month anniversary of the date of the valid termination of the Agreement in accordance with its terms, unless prior to such six-month anniversary, the Company shall have provided a good faith notice to the Guarantor, Parent or Acquisition Sub claiming amounts payable in respect of the Obligations, in which case this Guarantee shall terminate upon the earliest to occur of (i) the complete and indefeasible payment in full of the Obligations (subject to the Cap), (ii) the final, non-appealable resolution of any and all Legal Proceedings relating to such claim and, if applicable, the complete and indefeasible satisfaction by the Guarantor of any obligations finally determined or agreed to be owed by the Guarantor (subject to the Cap), and (iii) the execution and delivery of a written agreement signed by the Guarantor and the Company terminating this Guarantee. Notwithstanding the foregoing, in the event that the Company or any of its subsidiaries or affiliates asserts in any litigation or other legal proceeding relating to this Guarantee (A) that the provisions hereof (including Section 1 above, this Section 7 and Section 13 below) limiting the Guarantor’s liability or any other provisions of this Guarantee are illegal, invalid or unenforceable in whole or in part, (B) any theory of liability against the Guarantor, or any of its Affiliates (other than Parent and Acquisition Sub) or any Non-Recourse Party (as defined below) with respect to the transactions contemplated by the Agreement or this Guarantee other than liability of the Guarantor under this Guarantee (as limited by the provisions hereunder) or (C) that the Guarantor is liable in excess of the Cap, then (1) the obligations of the Guarantor under this Guarantee shall terminate ab initio and, thereupon, be null and void, (2) if the Guarantor has previously made any payments under this Guarantee it shall be entitled to have such payments refunded by the Company and (3) neither the Guarantor nor any Parent Related Parties shall have any liability to the Company under the Agreement (other than Parent and Acquisition Sub in accordance with the express terms and limitations therein) or under this Guarantee; provided that nothing herein is intended to limit the Company’s rights to specific performance pursuant to Section 8.12 of the Agreement to the extent and subject to the terms and limitations set forth therein.

8. Each party hereto hereby unconditionally and irrevocably agrees that it shall not institute any Legal Proceeding asserting that this Guarantee is illegal, invalid or unenforceable in accordance with its terms.

9. The Guarantor hereby agrees that the Obligations shall not be deemed to have been released, dismissed, impaired, reduced, discharged, paid, observed or performed or affected as the result of the bankruptcy, insolvency, disability, dissolution, termination, receivership, reorganization or lack of corporate or other power of Parent or Acquisition Sub, and the Guarantor’s liabilities in respect thereof shall continue and not be discharged, including the case where any payment or performance thereof by Parent or Acquisition Sub is recovered from or paid over by or on behalf of the Company by reason of a fraudulent transfer by Parent or Acquisition Sub, or as a preference in any bankruptcy of Parent or Acquisition Sub. The Company shall not be obligated to file any claim relating to the Obligations in the event that Parent or Acquisition Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Company to so file shall not affect the Guarantor’s obligations hereunder. In the event that any payment to the Company in respect of the Obligations is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to the Obligations as if such payment had not been made.

10. No waiver, modification or amendment of any provisions of this Guarantee shall be effective except pursuant to a written agreement signed by the Company and the Guarantor, and then such waiver shall be effective only in the specific instance and for the purpose for which given. This Guarantee shall be binding upon and inure to the benefit of the successors-in-interest and permitted assigns of each party hereto. No rights or obligations hereunder shall be assignable (by operation of law or otherwise) by the Guarantor or the Company without the prior written consent of the Company or the Guarantor, as the case may be, except that if a portion of the Guarantor’s commitment under the Equity Commitment Letter (as defined below) is assigned to any Person in accordance with the terms thereof, then a corresponding portion of its obligations hereunder may be assumed by the same assignee; provided that any such assumption shall not relieve the Guarantor of any of its obligations hereunder (including its obligations for the portion assumed by such assignee, for which the Guarantor shall be jointly and severally liable, with such assignee), and all references herein to the Guarantor shall be deemed to include any such assignee.

11. This Guarantee may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

12. This Guarantee is made under, and shall be construed and enforced in accordance with, the laws of the State of Delaware applicable to agreements made and to be performed solely therein, without giving effect to principles of conflicts of law. Each of the parties hereto (i) consents to and submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Guarantee or any of the transactions contemplated by this Guarantee, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (iii) shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) shall not bring any action or proceeding arising out of or relating to this Guarantee or any of the transactions contemplated by this Guarantee in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Person with respect thereto

13. Notwithstanding anything that may be expressed or implied in this Guarantee or any document or instrument delivered contemporaneously herewith, and notwithstanding the fact that the Guarantor may be a partnership or limited liability company, by its acceptance of the benefits of this Guarantee, the Company acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to, the Guarantor, the Debt Financing Sources or any of their respective former, current or future Affiliates, or their respective former, current and future direct or indirect directors, officers, “principals”, general or limited partners, employees, stockholders, other equity holders, members, managers, agents, assignees, Affiliates, controlling Persons or representatives or any former, current or future direct or indirect directors, officers, “principals”, general or limited partners, employees, stockholders, other equity holders, members, managers, agents, assignees, Affiliates, controlling Persons or representatives of any of the foregoing, in each case, other than Parent and Acquisition Sub (collectively, each a “Non-Recourse Party”), with respect to the Agreement or the transactions contemplated thereby, through Parent, Acquisition Sub or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent, Acquisition Sub or any other Person against any Non-Recourse Party (including a claim to enforce the commitment letter dated as of the date hereof, from the Guarantor to Parent (the “Equity Commitment Letter”)), by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or other applicable law, or otherwise, except for its rights to recover from the Guarantor under and to the extent provided in this Guarantee and subject always to the Cap, and the other limitations set forth herein. The Company further agrees and acknowledges that recourse against the Guarantor under and pursuant to the terms and limitations of this Guarantee shall be the sole and exclusive remedy of the Company and any of its representatives against the Guarantor and the Non-Recourse Parties in respect of any liabilities or obligations arising under the Agreement or the transactions contemplated thereby or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise.

14. All notices, requests, claims, demands and other communications hereunder shall be given by the means specified in the Agreement (and shall be deemed given as specified therein), to the addresses as follows:

If to the Guarantor:

The Veritas Capital Fund VI, L.P.

9 West 57th Street, 29th Floor

New York, New York 10019

Attention: Ramzi M. Musallam

Facsimile: (212) 688-9411

with a copy, which shall not constitute notice, to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

Attention: Richard A. Presutti

Facsimile: (212) 593-5955

If to the Company, as provided in the Agreement.

15. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LEGAL REQUIREMENT, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING ARISING OUT OF THIS GUARANTEE OR THE TRANSACTION CONTEMPLATED HEREBY. EACH PARTY HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS GUARANTEE BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 15.

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IN WITNESS WHEREOF, the Guarantor has duly executed and delivered this Limited Guarantee as of the day first written above.

GUARANTOR:

THE VERITAS CAPITAL FUND VI, L.P.

By:	Veritas Capital Partners VI, L.L.C., as General Partner

By:	/s/ Ramzi Musallam
Name: Ramzi Musallam
Title: Authorized Signatory

Accepted and agreed as of the date first above written:

ROSETTA STONE INC.

By:	/s/ John Hass
Name: John Hass
Title: Chief Executive Officer

[Signature Page to Limited Guarantee]